June 6, 1997




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Gentlemen:

We have read Item 4 of Form 8-K dated June 6, 1997, of The New Paraho Corporation and are in agreement with the statements contained in the third, fourth, fifth, seventh, and eighth paragraphs on pages two and three therein. We have no basis to agree or disagree with other statements of the registrant contained therein.





                                 ERNST & YOUNG LLP